[redacted]

08027802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33522 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yorktown Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Stoney Point Parkway
(No. and Street)

Richmond (City) VA (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pasco, III (804) 285-8211
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, John Pasco III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yorktown Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Commission expires 8/29/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# YORKTOWN DISTRIBUTORS, INC.

*FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

**DECEMBER 31, 2007**

# YORKTOWN DISTRIBUTORS, INC.

*TABLE OF CONTENTS*

# *TAIT, WELLER & BAKER LLP*

*Certified Public Accountants*

## REPORT OF INDEPENDENT AUDITORS

**Board of Directors and Stockholders**
**Yorktown Distributors, Inc.**
**Richmond, Virginia**

We have audited the accompanying statement of financial condition of Yorktown Distributors, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Yorktown Distributors, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information for the computation of net capital contained in Part II A of the Financial and Operation Combined Uniform Single Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

**Philadelphia, Pennsylvania**
**February 28, 2008**

# YORKTOWN DISTRIBUTORS, INC.

## *STATEMENT OF FINANCIAL CONDITION*

**December 31, 2007**

**ASSETS**

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 34,998 |
| Investments | 24,745 |
| **Total current assets** | 59,743 |
| **Total assets** | $ 59,743 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Payable to affiliate | $ 10,000 |
| **Total current liabilities** | 10,000 |
| **STOCKHOLDERS' EQUITY** | |
| Common stock, par value $.01; authorized 40,000 shares; issued and outstanding, 1,000 shares | 100 |
| Additional paid-in capital | 129,329 |
| Accumulated deficit | (79,686) |
| **Total stockholders' equity** | 49,743 |
| **Total liabilities and stockholders' equity** | $ 59,743 |

# YORKTOWN DISTRIBUTORS, INC.

## *STATEMENT OF OPERATIONS*

**Year Ended December 31, 2007**

| | |
|---|---|
| **Revenue** | |
| Miscellaneous income | $ 35,000 |
| **Total revenue** | 35,000 |
| **Expenses** | |
| Regulatory fees | 1,665 |
| Consulting expenses | 100,000 |
| Other operating expenses | 11,439 |
| **Total expenses** | 113,104 |
| **Net loss** | $(78,104) |

# YORKTOWN DISTRIBUTORS, INC.

## *STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY*

**Year Ended December 31, 2007**

| | Common Stock | | | |
|---|---|---|---|---|
| | Shares | Par Value | Paid-In Capital | Accumulated Deficit |
| **Balance, January 1, 2007** | 1,000 | $100 | $109,934 | $ (1,582) |
| Contributed capital | | | 19,395 | |
| Net loss | | | | (78,104) |
| **Balance, December 31, 2007** | 1,000 | $100 | $129,329 | $(79,686) |

# YORKTOWN DISTRIBUTORS, INC.

## *STATEMENT OF CASH FLOWS*

**Year Ended December 31, 2007**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| **Net loss** | $(78,104) |
| **Net cash used in operating activities** | (78,104) |
| **Cash flows from investing activities** | |
| Purchase of investments | (19,395) |
| **Net cash used in investing activities** | (19,395) |
| **Cash flows from financing activities** | |
| Decrease in receivables from affiliates | 70,000 |
| Increase in payable to affiliate | 10,000 |
| Contributed capital | 19,395 |
| **Net cash provided by financing activities** | 99,395 |
| **Net increase in cash** | 1,896 |
| **Cash** | |
| Beginning of year | 33,102 |
| **End of year** | $ 34,998 |

*The accompanying notes are an integral part of these financial statements.*

## (1) NATURE OF BUSINESS

Yorktown Distributors, Inc. (the ***"Company"***) is a registered broker-dealer under the Securities Exchange Act of 1934. Prior to July 1, 2004, the Company provided distribution services to American Pension Investors Trust (the ***"Trust"***), an open-end management investment company registered under the Investment Company Act of 1940.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

## (2) ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## (3) NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 6-2/3% of its aggregate indebtedness or $25,000. The Company's net capital exceeded this minimum requirement by $18,065 on December 31, 2007. The ratio of aggregate indebtedness to net capital was .23 to 1 on December 31, 2007.

# SUPPLEMENTAL SCHEDULE

# YORKTOWN DISTRIBUTORS, INC.

***COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934***

**December 31, 2007** **Schedule 1**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 1. Total ownership equity from statement of financial condition | | $49,743 |
| 2. Deduct: ownership not allowable for net capital | | - |
| 3. Total ownership equity qualified for net capital | | 49,743 |
| 4. Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other deductions or allowable credits | | - |
| 5. Total capital and allowable subordinated liabilities | | 49,743 |
| 6. Deductions and/or charges: | | |
| A. Total non-allowable assets from supporting schedule (Page 8) | $ - | |
| B. Aged fail-to-deliver | - | |
| C. Other deductions and/or charges | - | |
| Total | | |
| 7. Other additions and/or allowable credits | | - |
| 8. Net capital before haircuts on securities positions | | 49,743 |
| 9. Haircuts on securities: | | |
| A Contractual securities commitments | - | |
| B. Trading and investment securities: | | |
| 1. U.S. Government agency obligations | - | |
| 2. Money Market Funds | - | |
| 3. State and municipal government obligations | - | |
| 4. Corporate obligations | - | |
| 5. Other | 3,712 | |
| C. Undue concentration | 2,966 | (6,678) |
| 10. Net capital | | $43,065 |

# YORKTOWN DISTRIBUTORS, INC.

## *COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 – (Continued)*

**December 31, 2007** **Schedule 1**

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 666 |
| 12. | Minimum dollar net capital requirement of reporting broker | $25,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | $25,000 |
| 14. | Excess net capital (line 10 less line 13) | $18,065 |
| 15. | Excess net capital at 1,000% (line 10 less 10% of line 19) | $42,065 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. | Total aggregate indebtedness included in statement of financial condition | $10,000 |
| 17. | Additions | $ - |
| 18. | Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | $ - |
| 19. | Total aggregate indebtedness | $10,000 |
| 20. | Ratio of aggregate indebtedness to net capital (line 19 divided by line 10) | 23% |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**
The net capital as reported in the Company's unaudited Focus Report does not agree with the audited net capital reported above as a result of the undue concentration haircut of $2,966.

| | |
|---|---|
| Net capital per audit | $43,065 |
| Company's unaudited Focus report | 46,031 |
| Difference | $ 2,966 |

# OTHER INFORMATION

# *TAIT, WELLER & BAKER LLP*

*Certified Public Accountants*

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

**Board of Directors**
**Yorktown Distributors, Inc.**
**Richmond, Virginia**

In planning and performing our audit of the financial statements of Yorktown Distributors, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

**TAIT, WELLER & BAKER LLP**

**Philadelphia, Pennsylvania**
**February 28, 2008**

*TAIT, WELLER & BAKER LLP*
*Certified Public Accountants*
*Philadelphia, New Jersey, New York*
*www.taitweller.com*

END